UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SIGMA MERGER SUB, INC.

(Offeror)

NEUROCRINE BIOSCIENCES, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Kyle W. Gano, Ph.D.

Chief Executive Officer

Neurocrine Biosciences, Inc.

6027 Edgewood Bend Court

San Diego, California 92130

(858) 617-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Darin M. Lippoldt Chief Legal Officer Neurocrine Biosciences, Inc. 6027 Edgewood Bend Court San Diego, California 92130 (858) 617-7600	Jamie Leigh Kevin Cooper Carlos Ramirez Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Sigma Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”), and Neurocrine with the U.S. Securities and Exchange Commission on April 20, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”), in exchange for $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated April 20, 2026 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(G)*	Soleno Employee FAQ.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2026

SIGMA MERGER SUB, INC.

By:	/s/ Darin M. Lippoldt
Name:	Darin M. Lippoldt
Title:	Secretary

NEUROCRINE BIOSCIENCES, INC.

By:	/s/ Darin M. Lippoldt
Name:	Darin M. Lippoldt
Title:	Chief Legal Officer